Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Consolidated Financial Statements (unaudited)
For the quarter ended February 29, 2012

Filed: April 16, 2012

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position

(Unaudited)
(expressed in Canadian dollars)	Feb 29, 2012	Aug. 31, 2011
		(Note 14)
ASSETS
Current
Cash and cash equivalents	$47,697,850	$64,118,931
Amounts receivable (Note 4 (a))	3,821,965	1,845,113
Prepaid expenses and other assets (Note 4 (b))	269,553	109,595
Total current assets	51,789,368	66,073,639
Restricted cash (Note 5 (a (iii)))	42,911,155	47,719,829
Prepaid expenses and other assets (Note 4 (b))	877,741	2,598,273
Assets held for sale (Note 7)	919,896	972,819
Performance bonds (Note 5 (a (iv)))	2,042,777	2,161,698
Exploration and evaluation assets (Note 6)	10,851,467	10,728,034
Property, plant and equipment (Note 5)	160,220,045	150,532,791
Total assets	$269,612,449	$280,787,083

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,905,448	$5,982,055
Total current liabilities	6,905,448	5,982,055

Deferred income taxes	12,209,078	12,911,493
Asset retirement obligation (Note 8)	1,041,458	645,369
Total liabilities	20,155,984	19,538,917

SHAREHOLDERS' EQUITY

Share capital (Note 9)	256,312,632	256,312,632
Other reserves	(22,919,646)	(20,221,500)
Contributed surplus	16,868,672	13,816,233
Accumulated other comprehensive income	(15,410,536)	(6,101,192)
Deficit	(18,948,186)	(14,126,263)
Total shareholders' equity attributable to shareholders
of the Company	215,902,936	229,679,910
Non-controlling interest (Note 5(a (ii)))	33,553,529	31,568,256
Total Shareholders' equity	249,456,465	261,248,166
Total liabilities and shareholders' equity	$269,612,449	$280,787,083

CONTINGENCIES AND COMMITMENTS (NOTE 11)
SUBSEQUENT EVENTS (NOTE 15)

Approved by the Board of Directors and authorized for issue on April 13, 2012

"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	February 29, 2012	February 28, 2011	February 29, 2012	February 28, 2011
				(Note 14)
EXPENSES
General and administrative	$2,132,817	$2,377,351	$3,443,565	$3,622,100
Foreign exchange loss (gain)	(1,729,727)	329,343	1,445,527	140,091
Stock compensation expense	30,422	153,902	1,940,641	3,673,850
	(433,512)	(2,860,596)	(6,829,733)	(7,436,041)
Finance income	1,078,128	730,640	2,161,220	895,577
Income (loss) for the period before income tax	644,616	(2,129,956)	(4,668,513)	(6,540,464)
Deferred income tax recovery	-	(75,300)	-	-
Income (loss) for the period	644,616	(2,205,256)	(4,668,513)	(6,540,464)
Income attributable to non-controlling interest	146,509	77,733	153,410	84,634
Income (loss) attributable to the shareholders of
Platinum Group Metals Ltd.	$498,107	$(2,282,989)	$(4,821,923)	$(6,625,098)

Other comprehensive (loss) income
Foreign currency translation adjustment	9,666,851	5,451,909	(10,175,627)	5,800,994
Comprehensive income (loss) for the period	$10,164,958	$3,168,920	$(14,997,550)	$(824,104)

Basic and diluted loss per common share	$0.00	$(0.01)	$(0.03)	$(0.04)
Weighted-average number of common shares outstanding - Basic and Diluted	177,584,542	172,134,817	177,584,542	150,663,647

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statement of Changes in Equity
(expressed in Canadian dollars)
(Unaudited)

	Common shares				Accumulated
	without par value				other
			Contributed	Other	comprehensive		Non-controlling
	Shares	Amount	surplus	reserves	income	Deficit	interest	Total
Balance, September 1, 2010 (Note 14)	93,964,792	$91,794,123	$10,929,202	$-	$-	$(5,234,013)	$11,149,482	$108,638,794
Issuance of common shares for cash	70,150,000	135,365,649	-	-	-	-	-	135,365,649
Issued on exercise of stock options	816,500	1,696,388	(419,088)	-	-	-	-	1,277,300
Issued on exercise of w arrants	12,533,250	27,220,459	(5,287,272)	-	-	-	-	21,933,187
Stock based compensation	-	-	4,113,451	-	-	-	-	4,113,451
Equity attributable to non-controlling interest	-	-	-	(17,709,476)	-	-	17,709,476	-
Income attributable to non-controlling interest	-	-	-	-	-	-	84,634	84,634
Translation difference	-	-	-	-	(5,553,816)	-	(293,371)	(5,847,187)
Net loss	-	-	-	-	-	(6,625,098)	-	(6,625,098)
Balance, February 28, 2011 (Note 14)	177,464,542	256,076,619	9,336,293	(17,709,476)	(5,553,816)	(11,859,111)	28,650,221	258,940,730
Issued on exercise of stock options	120,000	236,013	(49,034)	-	-	-	-	186,979
Stock based compensation	-	-	4,528,974	-	-	-	-	4,528,974
Equity attributable to non-controlling interest	-	-	-	(2,512,024)	-	-	2,512,024	-
Income attributable to non-controlling interest	-	-	-	-	-	-	461,181	461,181
Translation difference	-	-	-	-	(547,376)	-	(55,170)	(602,546)
Net loss	-	-	-	-	-	(2,267,152)		(2,267,152)
Balance, August 31, 2011 (Note 14)	177,584,542	256,312,632	13,816,233	(20,221,500)	(6,101,192)	(14,126,263)	31,568,256	261,248,166
Stock based compensation	-	-	3,052,439	-	-	-	-	3,052,439
Equity attributable to non-controlling interest	-	-	-	(2,698,146)	-	-	2,698,146	-
Income attributable to non-controlling interest	-	-	-	-	-	-	153,410	153,410
Translation difference	-	-	-	-	(9,309,344)	-	(866,283)	(10,175,627)
Net loss	-	-	-	-	-	(4,821,923)	-	(4,821,923)
Balance, February 29, 2012	177,584,542	$256,312,632	$16,868,672	$(22,919,646)	$(15,410,536)	$(18,948,186)	$33,553,529	249,456,465

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(expressed in Canadian dollars)

	Six Months	Six Months
	Ended	Ended
	Feb. 29, 2012	Feb. 29, 2011
OPERATING ACTIVITIES		(Note 14)
Loss for the period	$(4,821,923)	$(6,625,098)
Add items not affecting cash:
Amortization	194,818	71,962
Deferred income tax recovery	-	-
Foreign exchange loss (gain)	1,445,527	140,091
Non-cash stock compensation expense	1,940,641	3,673,850
Net change in non-cash working capital (Note 12)	1,631,259	382,829
	390,322	(2,356,366)

FINANCING ACTIVITIES
Issuance of common shares	-	158,576,136
	-	158,576,136

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(15,721,518)	(26,306,423)
Exploration expenditures, net of recoveries	(505,218)	(283,491)
South African VAT receivable	(910,425)	(2,721,527)
Performance bonds	-	(1,863,381)
Investment in Mnombo (Note 6)	(158,220)	-
Restricted cash	2,212,605	(50,930,634)
	(15,082,776)	(82,105,456)
Net (decrease) increase in cash and cash equivalents	(14,692,454)	74,114,314
Effect of foreign exchange on cash and cash equivalents	(1,728,627)	(920,262)
Cash and cash equivalents, beginning of year	64,118,931	2,366,136
Cash and cash equivalents, end of period	$47,697,850	$75,560,188

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months February 29, 2012

1.	NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE- Amex in the United States. The Company’s address is Suite 328-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa.

2.	BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its November 30, 2011 interim consolidated financial statements. In the financial statements, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and IFRS 1, “First- time adoption of International Financial Reporting Standards” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended November 30, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The impact of the transition to IFRS on the comprehensive income for the three and six months ended February 28, 2011 is provided in note 14. This note also includes the nature of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended August 31, 2011.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of April 11, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognised on change-over to IFRS.

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership)
Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership)
Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership)
Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)

All significant inter-company transactions and balances have been eliminated upon consolidation.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and follow the same significant accounting principles as those outlined in the notes to the condensed consolidated financial statements for the three months ended November 30, 2011.

4.	AMOUNTS RECEIVABLE AND PREPAIDS

a)	Amounts receivable

	Feb 29, 2012	Aug. 31, 2011
South African value added tax	$2,081,431	$1,170,978
Interest receivable	100,061	115,646
Sundown Ranch receivable	171,562	87,023
Expenditures advances	1,210,445	344,360
Canadian goods and services tax	108,583	79,828
Due from related parties (Note 10 (a),(c) and (d))	149,883	47,278
Total accounts receivable	$3,821,965	$1,845,113

b)	Prepaid expenses and other assets

	Feb 29, 2012	Aug. 31, 2011
Current
Insurance premiums	$216,532	$86,705
Miscellaneous	53,021	22,890
Total current prepaids	$269,553	$109,595
Non-current
Investment in Mnombo	$158,520	$-
Waterberg commitments	719,221	-
Project 1 - Contractor advances	-	2,598,273
Total non-current prepaids and other	$877,741	$2,598,273

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months February 29, 2012

5.	PROPERTY, PLANT AND EQUIPMENT

		Construction
	Development	work- in-			Office	Mining
	assets	progress	Land	Buildings	Equipment	Equipment	Total
Cost

Balance as at August 31, 2011	$125,779,547	$3,431,534	$15,037,261	$4,338,475	$883,107	$1,812,141	$151,282,065
Additions	15,246,102	1,991,803	-	180,156	54,047	515,789	17,987,897
Disposal	-	-	-	-	-	(41,566)	(41,566)
Foreign exchange movement	(6,628,940)	(186,683)	(818,061)	(236,023)	(16,769)	(98,585)	(7,985,061)
Balance February 29, 2 012	$134,396,709	$5,236,654	$14,219,200	$4,282,608	$920,385	$2,187,779	$161,243,335

Accumulated Depreciation

Balance as at August 31, 2011	$-	$-	$-	$33,428	$620,078	$95,768	$749,274
Additions	-	-	-	108,739	76,257	114,459	299,455
Foreign exchange movement	-	-	-	(1,819)	(18,721)	(4,899)	(25,439)
Balance February 29, 2 012	$-	$-	$-	$140,348	$677,614	$205,328	$1,023,290

Net book value, August 3 1, 2011	$125,779,547	$3,431,53 4	$15,037,261	$4,305,047	$263,029	$1,716,373	$150,532,791
Net book value, February 29, 2012	$134,396,709	$5,236,654	$14,219,200	$4,142,260	$242,771	$1,982,451	$160,220,045

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months February 29, 2012

a)	Projects 1 & 3

On transition to IFRS, Project 1 of the WBJV, now under construction, was re-classified as Property, Plant and Equipment under IAS 16 Property, Plant and Equipment (PPE). However, Project 3 remains classified as Exploration and Evaluation; therefore the costs incurred for Project 3 are included under Exploration and Evaluation (Note 6.)

i.	Initial Joint Venture Agreement – October 26, 2004

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (“WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd. (“Wesizwe”)) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009. Based on the resource estimate contained in the July 2008 Feasibility Study, in accordance with the requirements of the 2004 WBJV agreement, each party had an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount to Anglo in the amount of $ 24.83 million (R 186.26 million).

ii.	Reorganization – April 22, 2010

Also on April 22, 2010, the partners of the WBJV completed a transaction announced in August 2008 dissolving the WBJV and reorganizing its underlying assets (“Consolidation Transaction.”) Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests in Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into the project operating company, Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. As a result Wesizwe obtained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.

The rescission of the Company’s 18.5% interest in Project 2 was recorded as a sale for accounting purposes at an estimated fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of an existing business and was transferred into Maseve at book cost.

In exchange for its 18.5% interest in Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%. Wesizwe received a 45.25 % initial interest in Maseve.

iii.	Exercise of Maseve Subscription Right

Under the terms of the Consolidation Transaction, the Company was entitled to subscribe for a further 19.25% interest in Maseve for subscriptions in the amount of approx. $59 million (R 408.81 million). The Company exercised this right in January 2011, thereby increasing its shareholding to 74%. The subscription funds are held in escrow for application towards Wesizwe’s capital requirements for Projects 1 and 3. These funds are classified as restricted cash. As of February 29, 2012, the balance of restricted cash is $42,911,155. For every $74 spent on project requirements in Maseve, a further $26 can be removed from the restricted cash to cover Wesizwe’s share of such costs.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $33.35 million at February 29, 2012, is accounted for as a non-controlling interest.

iv.	Other financial information - Project 1

At February 29, 2012, the Company recorded an asset retirement obligation of $1,041,458 (August 31, 2011 - $645,369) based on the degree of surface disturbance. As of February 29, 2012, the Company has posted $2.04 million (August 31, 2011 - $2.16 million) as performance bonds in South Africa against reclamation work, approximately $1.95 million (August 31, 2011 - $2.07 million) of which is posted against work on Project 1.

6.        EXPLORATION AND EVALUATION PROPERTIES

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	Feb 29, 2012	Aug 31, 2011
Canada	$ 4,204,162	$ 3,710,224
South Africa	6,647,305	7,018,510
Total exploration	$ 10,851,467	$ 10,728,734

REPUBLIC OF SOUTH AFRICA

SOUTH AFRICA
	Feb 29, 2012	Aug 31, 2011

Project 3 - see note 5 (a)	$4,097,681	$4,333,430
Waterberg
Acquisition costs	$11,221	$11,631
Exploration costs	2,235,037	885,881
Recoveries	(2,223,981)	(885,881)
Total Waterberg	$22,277	$11,631
Sable
Acquisition costs	$10,107	$10,688
Exploration costs	1,099,142	797,420
Recoveries	(1,108,836)	(759,748)
Total Sable	$413	$48,360

Warsprings
Acquisition costs	$153,609	$153,664
Exploration costs	4,356,642	4,588,154
Recoveries	(2,706,683)	(2,862,404)
Total Warsprings	$1,803,568	$1,879,414

Tweespalk
Acquisition costs	$83,466	$80,054
Exploration costs	832,363	869,676
Recoveries	(204,712)	(216,490)
Total Tweespalk	$711,117	$733,240
Other	$12,249	$12,435

Total South Africa Exploration	$6,647,305	$7,018,510

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

Sable

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. The project is under agreement to a Black Economic Empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited (“Sable Platinum”) as to a 51% interest in exchange for Sable Platinum funding approximately $6.0 million (R 42.0 million) in work on the project. The Company was the operator of the project until mid-March 2012, after which operatorship was transitioned to Sable Platinum. Total expenditures incurred by Sable Platinum to February 29, 2012 amounted to approximately R 8.4 million ($1.11 million February 29, 2012).

Tweespalk and War Springs

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby JOGMEC could earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to February 29, 2012 amounted to approximately R 20.5 million ($2.7 million at February 29, 2012). In August 2011, JOGMEC notified the Company that it would not fund additional work on the project. JOGMEC retains no interest in the project. The Company is considering future exploration programs or a possible sale of the project.

Waterberg

Since September 2009 and into 2011, the Company was granted several adjacent prospecting rights for a 137 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex. In October 2009, the Company entered an agreement with JOGMEC and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of $3.1 million (US$3.2 million) over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. In November 2011, the Company agreed to acquire a direct 49.9% interest in Mnombo from the shareholders of Mnombo in exchange for R 1.2 million (US$150,000), which has been paid as of February 29, 2012, and has agreed to fund Mnombo’s 26% share of costs on the Waterberg Project to feasibility. At February 29, 2012 an amount of $719,221 was included in accounts payable by the Company against this commitment. The Company will therefore hold 37% of Waterberg directly and a further 12.97% indirectly, through Mnombo, for a total effective project interest of 49.97% . Total expenditures incurred by JOGMEC to February 29, 2012 amounted to approximately R 16.8 million ($2.22 million at February 29, 2012).

In addition to the above, since mid-February 2012 the Company and Mnombo have staked and filed claim to approximately 800 square kilometres to the north of the original Waterberg Project area. Ownership of the mineral rights to this new area is subject to approval and grant by the Government of South Africa, and is to be split 74% to the Company and 26% to Mnombo, leaving the Company with an effective 86.97% interest in this new area.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

CANADA

CANADA
Properties	Feb 29, 2012	Aug 31, 2011

Ontario
Acquisition costs	$1,269,993	$1,264,417
Exploration and evaluation costs	2,679,421	2,358,391
Total Ontario	$3,949,414	$3,622,808

Providence
Acquisition costs	$78,216	$78,216
Exploration and evaluation costs	176,532	9,200
Total Providence	$254,748	$87,416

Total Canada Exploration	$4,204,162	$3,710,224

Thunder Bay

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay, Ontario. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR.

Bark Lake

On February 10, 2011 the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s ("Benton") Bark Lake, Ontario platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company must make staged option payments of $145,000 in cash ($35,000 paid) and 215,000 shares (nil issued to date) and complete $1,625,000 in exploration over a 7 year period. The Company has reviewed the results of the exploration work to date and made the decision not to proceed with further work on this property. During the period ended February 29, 2012, the Company wrote off the $318,501 incurred to date on the property.

Providence

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. The claims that comprise the Providence property are expected to be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100,000. An extension has been granted by the Northwest Territories Mining Recorder for the completion of the survey of the claims to lease until September 28, 2012. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78,216. As of February 29, 2012, the Company has spent $176,532 toward exploration.

Camp facilities and an associated Land Use Permit have also been purchased from Arctic Star for an additional $20,000. The Company has re-activated its corporate registration in the Northwest Territories and the land use permit associated with the camp and exploration work has been transferred into the Company’s name. As part of the transfer, a security deposit of $26,740 was issued to the Aboriginal Affairs and Northern Development Canada.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

7.        ASSETS HELD FOR SALE

During 2008, the Company acquired two rock winders at a cost of R 16.6 million (approx. $2.3 million). After the purchase, mine designs excluded the use of shafts and winders. During the year ended August 31, 2010 the Company sold one winder for US $1.28 million (approx. $1.3 million). The second winder continues to be held for sale.

8.        ASSET RETIREMENT OBLIGATION

There was a small increase in the net present value of total asset retirement obligations (”ARO”) during the period, due mainly to ongoing construction work on Project 1. At February 29, 2012, the ARO is estimated at $1,041,458 (August 31, 2011 – $645,369), based on a total future liability of approximately R 13.0 million (August 31, 2011 – R 8.0 million). The estimated future liability does not take into account future salvage or resale values. These payments are expected to be made at the end of the mine life. A discount rate of 7.96% and an inflation rate of 5.3%, which represents South Africa’s expected inflation, were used to calculate the present value of the asset retirement obligation.

Balance, August 31, 2011	645,369
Increased estimate future obligation	391,651
Accretion expense	39,548
Foreign exchange (loss) gain	(35,110)
Balance, Febuary 29, 2012	$1,041,458

9.	SHARE CAPITAL

	(a)	Authorized

Unlimited common shares without par value

	(b)	Issued and outstanding

At February 29, 2012, there were 177,584,542 shares outstanding.

During the six months ended February 29, 2012, there were no changes in the Company’s issued and outstanding shares.

	(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

The following tables summarize the Company’s outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	February 29,	Contractual	February 29,
Price	2012	Life (Years)	2012
1.20	100,000	5.00	-
1.28	75,000	5.00	-
1.30	4,094,000	4.75	4,094,000
1.40	957,000	2.20	957,000
1.60	1,017,000	1.63	1,017,000
2.05	4,074,000	4.21	3,999,000
2.10	2,747,500	3.74	2,747,500
2.20	50,000	3.77	50,000
2.30	100,000	1.92	50,000
2.36	250,000	1.86	100,000
2.41	100,000	3.96	100,000
2.57	65,000	1.86	65,000
4.15	150,000	0.65	150,000
4.40	690,000	0.65	690,000
	14,469,500	3.69	14,019,500

		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2010	5,000,500	2.28
Granted	7,691,500	2.04
Exercised	(936,500)	1.56
Forfeited	(505,000)	2.71
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,329,000	1.28
Forfeited	(1,110,000)	2.33
Options outstanding at February 29, 2012	14,469,500	$1.91

During the six months ended February 29, 2012, the Company granted 4,329,000 stock options (February 28, 2011 – 3,517,500). The Company recorded $3,052,439 ($1,940,641 expensed and $1,111,798 capitalized to mineral properties) of compensation expense relating to stock options granted in this period (February 28, 2011 - $3,673,850 expensed and $439,601 capitalized to mineral properties).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the six months ended February 29, 2012:

Risk-free interest rate	1.44%
Expected life of options	3.5
Annualized volatility	83%
Dividend rate	0.00%

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

10.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the six months ended, $358,198 (February 28, 2011 - $607,374) was paid to non- independent directors for salary, consulting and bonus. At February 29, 2012, $27,261 was included in accounts payable (February 28, 2011 - $Nil) and $7,995 was included in accounts receivable (February 28, 2011 - $Nil).

(b)

During the six months ended, $98,000 (February 28, 2011 - $6,000) was paid to independent directors for directors fees and services. At February 29, 2012, $Nil was included in accounts payable (February 28, 2011 - Nil).

(c)

During the six months ended, the Company accrued or received payments of $51,000 (February 28, 2011 - $51,000) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the year includes an amount of $ 55,596 (February 28, 2011 - $3,061).

(d)

During the six months ended, the Company accrued or received payments of $81,300 (February 28, 2011 - $51,000) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $86,292 (February 28, 2011 – $2,267).

(e)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the period ended February 29, 2012 the Company accrued or paid Anthem $44,145 under the office lease agreement (February 28, 2011 - $43,202).

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

11.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $230,000 to August 31, 2015. The Company also has commitments for Project 1 related insurance coverage totaling approximately $200,000 over the next 3 years.

The Company’s project operating subsidiary, Maseve, entered into a long term electricity supply agreement with South African power utility, Eskom. Under the agreement the Company was provided with a 1.5MVA temporary power supply in July 2011 and is to be provided with a 10 MVA construction power supply in mid calendar 2012 and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totaling Rand 142.22 million ($18.79 million at February 29, 2012) to fiscal 2014. The Company has paid R 51.71 million ($6.83 million at February 29, 2012), therefore R 90.51 million ($11.96 million at February 29, 2012) of the commitment remains outstanding.

For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2012	$8,265,129
August 31, 2013	4,152,325
August 31, 2014	177,450
August 31, 2015	71,122
August 31, 2016	15,204
$12,681,230

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

12.        SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Six months	Six months
	ended	ended
	Feb 29, 2012	Feb 29, 2011
Amounts receivable	$(1,153,207)	$409,280
Accounts payable and other	2,784,466	(26,451)
	$1,631,259	$382,829

13.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Assets

	Febuary 29,	August 31,
	2012	2011

Canada	$13,406,663	$36,527,037
South Africa	256,205,786	244,260,046
	$269,612,449	$280,787,083

Substantially all of the Company’s capital expenditures are made in the South African geographical segment; however the Company also has exploration properties in Canada.

Income (loss) attributable to the shareholders of Platinum Group Metals Ltd.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Feb 29, 2012	Feb 28, 2011	Feb 29, 2012	Feb 28, 2011
Canada	$(364,479)	$(2,363,733)	$(6,122,235)	$(6,274,887)
South Africa	862,586	73,844	1,300,312	(350,211)
	$498,107	$(2,289,889)	$(4,821,923)	$(6,625,098)

14.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As outlined in note 2, Basis of Presentation and Principles of Consolidation, the Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to accumulated deficit unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

IFRS exemption options

Business combinations

IFRS 1 permits the Company to apply IFRS 3 Business Combinations on a prospective basis only from the transition date. Therefore, the Company will not restate past business combinations to comply with IFRS 3, where control was obtained before the transition date.

Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative currency translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative currency translation gains and losses to zero in opening deficit at its transition date. This election resulted in a reversal of historical and cumulative translation adjustment of $2.2 million on transition.

Reconciliations

The accounting policies set out in the interim consolidated financial statements for the period ended November 30, 2011 have been applied for the six months ended February 29, 2011, for the year ended August 31, 2011, and in the preparation of an opening IFRS balance sheet at September 1, 2010.

The Canadian GAAP statement of comprehensive loss for the six months ended February 28, 2011 has been reconciled to IFRS as follows:

	Three months	Six months
	ended	ended
	February 28,	February 28,
	2011	2011

Net loss and other comprehensive loss attributable to stockholders of Platinum Group Metals under Canadian GAAP	(3,975,728)	(8,321,139)

Increase (decrease) in respect of: Foreign exchange gain	1,692,739	1,696,041

Net loss attributable to stockholders of Platinum Group Metals under IFRS	(2,282,989)	(6,625,098)

Other comprehensive (loss) income under CGAAP: Forign currency translation reserve	5,451,909	5,800,994

Comprehensive (loss) income for the period under IFRS	3,168,920	(824,104)

The following are explanations of the key differences between Canadian GAAP and IFRS which gave rise to adjustments.

a) Foreign currency translation

The Company’s South African subsidiaries have the South African Rand as their functional currency. Under Canadian GAAP for integrated foreign operations, only monetary items were translated to Canadian dollars at the end of each reporting period at the period end exchange rate. However under IFRS, all assets and liabilities of a foreign subsidiary with a functional currency different from the parent’s presentation currency are converted to the parent’s presentation currency at the period end rate with the resulting foreign exchange differences recorded in other comprehensive income.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

Under Canadian GAAP, the South African subsidiaries were considered to be integrated operations, which effectively meant the entities had Canadian functional currencies. Under IFRS, these South African subsidiaries are considered to have the Rand as their functional currency. As a result, the foreign exchange gain or loss on the intercompany loan to the foreign subsidiaries which is considered the parent company’s net investment in a foreign operation is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment. Under Canadian GAAP, the gain or loss was recognized in the profit or loss.

b) Deferred Income Taxes

Under Canadian GAAP, deferred income taxes were recognized following the acquisition of various assets. Under IFRS, deferred income taxes are not recognized on temporary differences that arise from transactions other than a business combination that at the time of the transaction affected neither the taxable nor accounting profit or loss. As a result of this difference a decrease to the deferred income tax liability and a corresponding decrease to the carrying value of property plant and equipment for 56 million Rand has been made on transition and is applied to all periods.

c) Pre-exploration costs

Under IFRS, expenditures that are capitalized before the Company has the legal right to explore the specific property must be expensed. Canadian GAAP does not have the same restriction; therefore an adjustment is required on transition to expense pre-exploration costs which were capitalized under Canadian GAAP. This accounting policy change resulted in an increase to deficit and a corresponding decrease in the carrying value of resource properties on transition.

d) Reclassification of Project 1 asset

Under Canadian GAAP, all capitalized and deferred costs were classified as mineral properties. Under IFRS, the Project 1 deferred costs have been reclassified under Property, Plant and Equipment.

e) Currency translation differences

This adjustment results from the application of the IFRS 1 election which permits cumulative currency translation gains and losses to be reset to zero at the Transition Date.

f) Non-controlling interest

At the date of transition, the accounting requirement for non-controlling interests differed under IFRS. Under IFRS changes in ownership interest where control is maintained are recorded through equity.

15.	SUBSEQUENT EVENTS

The following events occurred subsequent to quarter end. These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

  On March 27, 2012 the Company posted a financial guarantee in the amount of R 58.5 million ($7.66 million) with Standard Bank of South Africa Limited for the rehabilitation of land to be disturbed by mining in relation to Project 1 of the WBJV. The guarantee is posted with the Department of Mineral Resources in South Africa as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (2002) and the Company’s environmental management programme. This financial guarantee is required prior to the formal grant of a Mining Right for Project 1 of the WBJV. In the months ahead the Company expects to place a commercial policy with a third party insurer as an allowable form of financial guarantee for the Mining Right, thereby allowing the Company to bring approximately 80% of the R 58.5 million posted guarantee back into working capital in fiscal 2012. In the months ahead the Company also expects to recover an amount of approximately $1.95 million which was posted in fiscal 2011 as a financial guarantee for development work being conducted on Project 1 under a Bulk Sample Permit, which permit is superseded upon the grant of a formal Mining Right.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the six months ended February 29, 2012

  On April 4, 2012 the Department of Mineral Resources of South Africa confirmed in writing that a Mining Right for the WBJV Project 1 Platinum Mine had been issued in terms of section 23(1) of the Mineral and Petroleum Resources Development Act (2002.)